                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                   FORM 11-K


                                  (Mark One)
              [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                  For the fiscal year ended December 31, 2000
                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                 For the transition period from ____ to _____

                        Commission File Number  1-11141
                                               ---------


                      HEALTH MANAGEMENT ASSOCIATES, INC.
                            RETIREMENT SAVINGS PLAN

                           (Full title of the plan)



                      HEALTH MANAGEMENT ASSOCIATES, INC.
                       5811 PELICAN BAY BLVD., SUITE 500
                          NAPLES, FLORIDA  34108-2710


            (Name of issuer of the securities held pursuant to the
              plan and address of its principal executive office)

Audited Financial Statements and Supplemental Schedules

Health Management Associates, Inc. Retirement Savings Plan

Years ended December 31, 2000 and 1999 with Report of Independent Auditors

          Health Management Associates, Inc. Retirement Savings Plan

            Audited Financial Statements and Supplemental Schedules


                    Years ended December 31, 2000 and 1999



                                    Contents

Report of Independent Auditors...................................  2

Audited Financial Statements

Statements of Net Assets Available for Benefits..................  3
Statements of Changes in Net Assets Available for Benefits.......  4
Notes to Financial Statements....................................  5


Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held At End of Year).... 12
Schedule H, Line 4j--Schedule of Reportable Transactions......... 13

                        Report of Independent Auditors

The Plan Sponsor
Health Management Associates, Inc.
 Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Health Management Associates, Inc. Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 and schedule of reportable transactions for the year ended December 31, 2000 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                         ERNST & YOUNG LLP
Tampa, Florida
May 11, 2001

          Health Management Associates, Inc. Retirement Savings Plan

                Statements of Net Assets Available for Benefits



                                                                     December 31
                                                                2000            1999
                                                      ----------------------------------
Assets
Investments, at fair value:
  Health Management Associates, Inc.
  common stock                                        $      68,167,334     $ 45,903,207
 Collective trust funds                                      21,233,074       18,034,169
 Mutual funds                                                43,460,526       36,511,483
 Participant loans                                            4,463,167        3,787,729
                                                      ----------------------------------
                                                            137,324,101      104,236,588

Cash                                                            114,086           47,127

Receivables:
 Participants' contributions                                  1,728,085        1,555,660
 Employer's contribution                                        807,444          703,965
 Accrued income                                                  34,452           73,812
                                                      ----------------------------------
Total receivables                                             2,569,981        2,333,437
                                                      ----------------------------------
Net assets available for benefits                     $     140,008,168     $106,617,152
                                                      ==================================



See accompanying notes.

          Health Management Associates, Inc. Retirement Savings Plan

          Statements of Changes in Net Assets Available for Benefits


                                                              Year ended December 31
                                                               2000             1999
                                                      -----------------------------------
Additions
Investment results:
  Net appreciation (depreciation) in fair value of
   investments:
     Health Management Associates, Inc.
      common stock                                    $      25,338,395    $  (22,108,843)
     Collective trust funds                                    (414,343)          384,422
     Mutual funds                                            (3,810,228)        1,518,082
  Interest and dividends                                      4,034,317         2,805,586
                                                      -----------------------------------
                                                             25,148,141       (17,400,753)
Contributions:
 Participants                                                16,276,935        16,086,849
 Employer                                                     3,326,140         4,082,659
                                                      -----------------------------------
                                                             19,603,075        20,169,508
                                                      -----------------------------------
Total additions                                              44,751,216         2,768,755

Deductions
Benefit payments                                             11,304,042         7,466,774
Administrative expenses                                          56,158            35,313
                                                      -----------------------------------
Total deductions                                             11,360,200         7,502,087

Increase (decrease) in net assets available
 for benefits                                                33,391,016        (4,733,332)
Net assets available for benefits at
 beginning of year                                          106,617,152       111,350,484
                                                      -----------------------------------
Net assets available for benefits at end of year      $     140,008,168    $  106,617,152
                                                      ===================================



See accompanying notes.

          Health Management Associates, Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 2000


1. Description of the Plan

The following description of Health Management Associates, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan's sponsor is Health Management Associates, Inc. (the Company). The effective date of the Plan is October 1, 1990 (date of inception). The Plan was amended and restated in its entirety effective January 1, 1998 and July 1, 1998. The amendments incorporated the designation of Merrill Lynch Trust Company (the Trustee) as the trustee of the Plan's investments and the provisions of the River Oaks Hospital, Inc. 401(k) Profit Sharing Plan which was merged into the Plan during 1998, respectively.

Effective April 1, 2001, the Plan was amended and CIGNA Retirement and Investment Services was designated as the Plan's trustee and administrator, replacing Merrill Lynch Trust Company as the Plan's Trustee.

The Plan is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All eligible employees of the Company, as defined, may elect to participate in the Plan, provided that such employees are not persons covered under a collective bargaining agreement under which retirement benefits have been the subject of good faith bargaining or are not participants in any other qualified plan maintained by the Company.

Contributions

Each year, participants may elect to defer from 1% to 20% of compensation received during the Plan year. The Company makes nondiscretionary matching contributions for participants at certain designated hospital subsidiaries equal to a percentage of each participant's deferred compensation. In applying such matching percentage, only salary reductions up to 6% of total compensation shall be considered, and such Company matching contributions are limited to 3% of the participant's total compensation during the Plan year.

          Health Management Associates, Inc. Retirement Savings Plan

1. Description of the Plan (continued)

The Company match is in the form of Company securities, with the exception of designated hospital subsidiaries which receive a nondiscretionary Company match in cash. The Company match in Company securities is not subject to participant direction. During the years ended December 31, 2000 and 1999, nondiscretionary contributions of approximately $442,000 and $362,000, respectively, were made to the Plan.

Participants' Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan investment results. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Withdrawals and Payments of Benefits

Upon retirement or death, the total vested value of a participant's account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan.

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. If a participant separates from service before vesting, the portion of the account attributable to Company contributions is not forfeited until the participant incurs a five-year break in service. The Plan's loan feature allows participants to borrow against their balance in accordance with the loan policies established by the Company.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan. Forfeitures aggregated approximately $935,000 and $259,000 for the years ended December 31, 2000 and 1999, respectively.

          Health Management Associates, Inc. Retirement Savings Plan

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes one hundred percent vested in the remainder of his or her accounts upon the occurrence of any of the following events:

     (a)       The participant dies while still in service as an employee;

     (b) The participant becomes totally and permanently disabled while still in service as an employee; or

     (c)       The Plan is terminated by the Company.

In other cases, a gradual vesting scale applies, with one hundred percent vesting occurring upon reaching seven years of vesting service. A Plan year during which an employee works for at least one thousand hours is counted as one year of vesting service.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments in mutual funds, collective trust funds, and equity securities are stated at fair value based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Contributions

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted monthly to the trustee for investment based on the investment options designated by the Plan's participants.

          Health Management Associates, Inc. Retirement Savings Plan

2. Summary of Significant Accounting Policies (continued)

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Purchases and sales of securities are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Administrative Expenses

The majority of administrative expenses for the Plan are paid directly by the Company, and not from Plan assets.

Benefit Payments

Benefits are recorded when paid.

          Health Management Associates, Inc. Retirement Savings Plan

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                           December 31
                                                     2000              1999
                                                -------------------------------

     Health Management Associates, Inc.
      Common Stock /(1)/                        $ 68,167,334       $ 45,903,207

     Merrill Lynch Retirement Preservation
      Trust                                       16,633,680         14,841,319

     Massachusetts Investors Trust                20,983,748         20,564,575

     Merrill Lynch Balanced Capital Fund           7,919,852          7,195,784

     /(1)/ Nonparticipant-directed.

          Health Management Associates, Inc. Retirement Savings Plan

4. Changes in Nonparticipant-Directed Net Assets Available for Benefits

Following are the changes in net assets available for benefits by nonparticipant-directed fund option for the years ended December 31, 2000 and 1999:

                                             Health Management
                                              Associates, Inc.
                                                Common Stock           Cash              Total
                                            ------------------------------------------------------
Net assets available for benefits at
 December 31, 1998                             $ 63,246,002          $ 61,184         $ 63,307,186
Net depreciation in fair value of
 investments                                    (22,108,843)                -          (22,108,843)
Interest and dividend income                        105,294                 -              105,294
Contributions:
 Participants                                     5,192,281             4,601            5,196,882
 Employer                                         3,886,883             2,536            3,889,419
Participant loans                                (1,863,862)                -           (1,863,862)
Benefit payments                                 (2,338,815)           12,379           (2,326,436)
Transfers to participant directed
 investments (net)                                 (215,733)          (33,573)            (249,306)
                                            ------------------------------------------------------
Net assets available for benefits at
 December 31, 1999                               45,903,207            47,127           45,950,334
Net appreciation in fair value of
 investments                                     25,338,395                 -           25,338,395
Interest and dividend income                        141,444                 -              141,444
Contributions:
 Participants                                     3,919,261            (1,026)           3,918,235
 Employer                                         3,052,561               (14)           3,052,547
Participant loans                                  (533,883)                -             (533,883)
Benefit payments                                 (4,817,949)           57,585           (4,760,364)
Transfers to participant directed
 investments (net)                               (4,835,702)           10,414           (4,825,288)
                                            ------------------------------------------------------
Net assets available for benefits at
 December 31, 2000                             $ 68,167,334          $114,086         $ 68,281,420
                                            ======================================================

          Health Management Associates, Inc. Retirement Savings Plan

5. Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated September 20, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Party-in-Interest Transactions

Certain Plan investments are shares of mutual and trust funds managed by the trustee therefore, such transactions qualify as party-in-interest. The Plan held investments in Company securities with a fair value of approximately $68,167,000 and $45,903,000 as of December 31, 2000 and 1999, respectively. The Company paid the majority of administrative expenses on behalf of the Plan for the years ended December 31, 2000 and 1999.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the vested portion of their account.

           Health Management Associates, Inc. Retirement Savings Plan
                         EIN:  65-0261425 Plan No.: 001

                              Schedule H, Line 4i

                    Schedule of Assets (Held At End of Year)

                               December 31, 2000


                                                                                                                    (e)
                        (b)                                        (c)                              (d)          Current
(a)               Identity of Issue                      Description of Investment                  Cost           Value
---------------------------------------------------------------------------------------------------------------------------
*          Health Management Associates, Inc.         Common Stock                               $45,053,565   $ 68,167,334
*          Merrill Lynch Trust Company                Collective Trust Aggressive Bond                    (1)        24,149
*          Merrill Lynch Trust Company                Collective Trust International Index
                                                        Fund                                              (1)        29,551

*          Merrill Lynch Trust Company                Collective Trust Small Capital Index
                                                        Fund                                              (1)        94,777

*          Merrill Lynch Trust Company                Equity Index Trust                                  (1)     4,344,482
*          Merrill Lynch Trust Company                Retirement Preservation Trust                       (1)    16,633,680
*          Merrill Lynch Trust Company                Retirement Preservation Trust GM                    (1)       106,434
           Pilgrim                                    International Value Fund CL A                       (1)       558,197
           Van Kampen                                 American Value Fund                                 (1)       165,950
           Federated Investors                        Federated Bond Fund                                 (1)     1,130,915
           AIM                                        Small Capital Growth Fund                           (1)     1,468,169
           PIMCO                                      Total Return Fund CL A                              (1)        92,482
           PIMCO                                      Total Return Fund CL A GM                           (1)       241,829
           State Street                               Aurora Fund                                         (1)       438,545
           Lord, Abbett & Co.                         Developing Growth                                   (1)     2,772,274
           Alliance                                   Growth & Income Fund                                (1)       550,125
           Alliance                                   Premier Growth Fund CL A                            (1)       637,216
           Alliance                                   Premier Growth Fund A GM                            (1)       215,731
           Calvert                                    Income Fund                                         (1)       241,267
           Chase Vista                                Large Capital Equity                                (1)       180,808
           Mercury                                    HW International Value Fund                         (1)     2,116,677
*          Merrill Lynch Trust Company                Growth Fund                                         (1)     2,677,908
           Massachusetts Investors                    Growth Stock Fund                                   (1)     1,068,834
           Massachusetts Investors                    Trust Fund                                          (1)    20,983,748
*          Merrill Lynch Trust Company                Balanced Capital Fund                               (1)     7,919,852
           Participants                               Loan Fund, 8.75% - 9.50%                             -      4,463,167
                                                                                                              -------------
                                                                                                               $137,324,101
                                                                                                              =============

*    Indicates a party-in-interest to the Plan.
(1) Cost information has not been included because investments are participant directed.

           Health Management Associates, Inc. Retirement Savings Plan
                         EIN:  65-0261425 Plan No.: 001

                              Schedule H, Line 4j

                      Schedule of Reportable Transactions

                          Year ended December 31, 2000


                                                                           (c) Purchase
        (a) Identity of Party Involved           (b) Description of Asset     Price
----------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of Plan assets.
Health Management Associates, Inc.               Common stock                $5,080,769
Health Management Associates, Inc.               Common stock                         -

                                (h) Current
                              Value of Asset
 (d) Selling     (g) Cost of     on Date of    (i) Net Gain or
    Price           Asset       Transaction         (Loss)
--------------------------------------------------------------
$             -   $5,080,769       $5,080,969        $       -
      4,022,940    4,028,580        4,022,940           (5,640)

There are no category (i), (ii) or (iv) transactions during the year ended December 31, 2000.

           Note: The information to be presented in columns (e) and
                            (f) is not applicable.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 Health Management Associates, Inc.,
                                    AS ADMINISTRATOR OF
                                 Health Management Associates, Inc.
                                     Retirement Savings Plan



DATE:  June 21, 2001             By  /s/ Robert E. Farnham
                                     ---------------------
                                     Robert E. Farnham
                                     Senior Vice President - Finance